Mail Stop 4561

March 24, 2006

J. Matt Lile, III
President
Vsurance, Inc.
4845 West Lake Road
Erie, Pennsylvania 16505

Re: **Vsurance, Inc.**
        Registration Statement on Form SB-2
        Filed February 24, 2006
        File No. 333-132028

Dear Mr. Lile:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   We note your disclosure that you currently plan to have your officers sell the units on a self-underwritten basis and your disclosure on page 13. Please identify in the prospectus the officers who will be selling your securities. Please provide a detailed analysis of how

each element of the safe harbor provided by Exchange Act Rule 3a4-1 will be met for each individual.

3.   We note that it appears that, in January and February 2006, you issued 2,218,600 shares of common stock and Class A preferred stock. Please provide us with your analysis with respect to the potential for the integration of the offers and sales of these securities and the public offering of the units, including a discussion of any relevant staff interpretations.

Facing Page

4.   Please advise us as to why you are not also registering the units to be issued and the warrants included as part of the units.

Cover

5.   We note that a warrant holder may purchase one share of common stock at an exercise price of $3.00, expiring five years from the date of issuance. Please revise the cover page and page 1 to clarify whether the warrant is immediately exercisable.

6.   Please disclose, as required by Rule 10b-9(a)(2) of the Securities Exchange Act of 1934, that if the minimum offering is not met within 180 days, funds will be returned to investors "promptly." Please also identify the Escrow Agent who will hold investor funds prior to the minimum offering requirements being satisfied.

7.   We note that no public market currently exists for your shares although you intend to apply for listing on the Over-the-Counter Bulletin Board in the future. Please omit from the cover the reference regarding your intention to apply for listing.

8.   We note your disclosure in three separate places on the cover page that neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Similarly, we note that the final paragraph on the cover page relating to dealer delivery obligations is repeated in footnote 1 to the fee table. Please revise your cover page to delete repetitive disclosure.

9.   Please provide the date when the offering will end. See Item 501(a)(9) of Regulation S-B.

10.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Special Note Regarding Forward-Looking Statements

11.   Since you are not yet subject to the reporting requirements of 13(a) or 15(d) under the Securities Exchange Act of 1934, you are ineligible to rely on the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please remove these references.

Prospectus Summary, page 1

12.   We note the discussion of your business. Please balance your disclosure in the summary by discussing your competitive weaknesses and risks associated with your business and this offering. In particular, please include a discussion of the most significant risk factors associated with an investment in your securities, including your lack of operating history, the fact that you have not yet generated revenues from any of your anticipated lines of business and your substantial financial leverage. In addition, please include your complete mailing address and telephone number of your principal executive office. See Item 503 of Regulation S-B.

13.   Please include a brief description of your debt, including the loan and security agreement with Samir Financial LLC and your aggregate indebtedness as of a recent date.

14.   Please explain to investors the relevance of the "going concern" opinion issued by your auditors.

15.   Please disclose the percentage of outstanding securities of the company that the shares you are registering represent.

Selected Financial Data as of fiscal year ended December 31, 2005, page 1

16.   Please clarify that the columns entitled "preferred stock" and "common stock" represent the number of shares issued, not the dollar value of these shares.

17.   Please expand your disclosure regarding selected financial data to include your revenues, net losses and debt.

Risk Factors, page 2

18.   We note your statement that: "Our most significant risks and uncertainties are described below; however, they are not the only risks we face." Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist. All material risk factors should be described in the prospectus.

19.   Please avoid relying upon phrases such as "material adverse effect," "adverse effect," or

J. Matt Lile, III
Vsurance, Inc.
March 24, 2006
Page 4

"adversely affect" when describing the risks' effects. Please replace your reliance upon this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected by the risks noted in this section.

We have no operating history and expect to incur losses…, page 2

20.   We note that you expect to incur losses for the foreseeable future due to additional costs and expenses related to certain factors. Please expand your disclosure to briefly quantify the additional costs and expenses related to the listed factors. In addition, please quantify your net losses as of a recent date.

We have a loan and should we default…, page 2

21.   We note that you have a $4 million loan that is due in full on December 14, 2006 and all interest and expenses have been prepaid. Please expand your disclosure on pages 2 and 18 to clarify the amount required to retire the loan. In addition, please update your disclosure to indicate whether the amounts to be disbursed to the company were, in fact, disbursed. Finally, in the final sentence please make clear that, due to the fact that the offering is a "best-efforts" offering, there is no assurance that proceeds "will" be available to retire this loan. Finally, consistent with disclosure found on page 18, please clarify that if you default on the loan, the lender will acquire control of the company.

The competition for and difficulty in selling ecommerce services…, page 3

22.   We note that there is a limited number of online mega pet retailers offering commissions to partnering affiliate web-based retailers, pet suppliers, global positioning system suppliers for your lost and found services, manufacturers as well as a very limited number of insurance companies available to underwrite policies. Please expand your disclosure to clarify whether you will be competing with these online mega pet retailers and insurance companies or whether you will need to rely on such companies in order to provide your services. In addition, please quantify "a limited number." Finally, please clarify, if true, that you have not entered into any agreements with any retailers whereby you would earn commissions for selling their products.

The cost of an ecommerce venture and development…, page 3

23.   We note that your profitability will be significantly affected by the costs and results of your ecommerce, lost and found and insurance programs. Please expand your disclosure to describe the risk that is mentioned in the caption and clarify whether you will actually fund any claims under your policies or whether you will use underwriters to fund such claims.

<u>Excessive health and mortality claim risks are often unpredictable…, page 3</u>

24.   We note that you do not presently carry insurance to protect yourself from excessive
        health and mortality claims though it is your intention to obtain insurance in amounts you
        consider adequate. Your statement regarding your intent to obtain insurance is mitigating
        in light of your disclosure in the use of proceeds section that implies that obtaining
        insurance coverage is not a priority item with respect to any proceeds raised in this
        offering. Please remove all mitigating language from this section of the prospectus.

<u>The costs of compliance with laws and regulations…, page 3</u>

25.   Please expand your disclosure to identify and briefly describe the laws and regulations to
        which your business is subject, including providing insurance services.

<u>There is no public (trading) market for our common stock…, page 5</u>

26.   Please remove the reference to securities analysts since securities analysts do not
        typically cover OTC Bulletin Board companies.

<u>We will incur increased costs as a result of being a public company…, page 7</u>

27.   We note that as a public company you will incur significant legal, accounting and other
        expenses that you did not incur as a private company. Please revise to specifically state
        how this risk affects you as opposed to other public companies. If you have not been
        able to identify any specific risks, then this appears to be a generic risk factor that applies
        to all public companies. Please revise or omit.

28.   We note that you expect that these laws will increase legal and financial compliance
        costs. Please expand your disclosure to quantify these costs and discuss how you plan to
        expend such resources in light of your net losses and lack of revenues.

<u>Our officers, directors and key participants currently own 67%..., page 7</u>

29.   Please clarify who the "key participants" are that you refer to under this heading and how
        they are affiliated with the company. Please separately disclose the percentage of your
        outstanding common stock held by officers and directors. Finally, please indicate why
        you believe the "key participants" are likely to vote in concert with your officers and
        directors.

<u>Our offering price is arbitrarily determined…, page 8</u>

30.   As part of this risk factor please disclose the private offering price of your common
        shares that were sold as recently as February 2006.

Forward-Looking Statements, page 8

31.   We note your disclosure before the summary and on pages 8, 9 and 27 regarding
        forward-looking statements. Please revise your disclosure to omit duplicative disclosure.
        We further note that that many of the bullet points on page 9 are largely repetitive of the
        risk factors included in the prospectus and are not directly related to forward-looking
        statements made in the SB-2. Please revise accordingly.

Where You Can Get Additional Information, page 9

32.   Please revise to update the address of the SEC's public reference room to 100 F Street,
        N.E., Room 1580, Washington, D.C. 20549.

Use of Proceeds, page 10

33.   We note your disclosure on page 2 that you have a $4 million loan that is due in full on
        December 14, 2006 and that proceeds from this offering will be used to retire this loan.
        Please reconcile this disclosure with your disclosure on page 10 regarding the use of
        proceeds. If you plan to use proceeds to discharge debt, please expand your disclosure to
        state the interest rate and maturity and describe the use of proceeds of that debt. See Item
        504 of Regulation S-B.

34.   Since your proposed offering is a best-efforts offering, please expand your discussion
        under this heading to disclose the relative priority of the various funding categories. For
        example, if you sell a number of units between the minimum and 5 million, you should
        discuss how you would prioritize the items listed in this section. In addition, please
        expand your disclosure to better describe the various categories. For example, describe
        what "Surplus Reserves" relates to and, if it relates to your ability to offer insurance
        policies, describe how you determined that the amounts listed would enable you to offer
        such products.

Determination of Offering Price, page 10

35.   We note that the initial public offering price for the units is $1.00 and that each unit
        consists of one share of common stock and one redeemable warrant. Please expand your
        disclosure to clarify the portion of the purchase price attributable to the share of common
        stock and the portion attributable to the warrant.

Dilution, page 11

36.   Please disclose the net tangible book value of the Company before and after giving effect
        to the offering, explain how you determined it and reconcile it with the financial
        statements. It appears from the balance sheet that the Company has a negative net
        tangible book value.

37.   We note the table on page 12. If officers, directors, promoters and affiliated persons received shares at a lower price than the existing shareholders, please revise the table to include these lower prices.

Plan of Distribution, page 12

38.   Please clarify, if true, in this section and throughout the prospectus that your officers will sell units as opposed to common shares.

39.   Please revise your disclosure to state when the units will separate. In addition, please clarify whether an investor in this offering will receive units or one share of common stock and one warrant for each unit purchased.

40.   We note your disclosure on page 12 that checks may be delivered to 4845 West Lake Road, Erie, Pennsylvania 16505 which is the address of the company. This does not appear to be consistent with your Escrow Agreement which requires that subscriptions be sent to the Escrow Agent, not the company. Please revise or advise.

41.   We note the discussion on page 13 regarding the offering of stock in foreign countries. Please tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.

Legal Proceedings, page 14

42.   We note your statements on pages 14 and 16 that "to the best of your knowledge" none of the following occurred with respect to a present or former director or executive officer of the company. Please revise to omit the qualifying language at the beginning of each sentence.

Management, page 14

43.   Please revise your disclosure to provide brief descriptions of your management's business experience during the past five years and omit descriptive language that does not relate to prior positions.

Board Committees and Independence, page 16

44.   We refer to the title of this section that implies a discussion of the independence of your directors. Please revise to include a discussion of independence or remove this from the header.

Compensation of Board of Directors Members, page 17

45.   We note that your current compensation policy for your directors is to compensate them through convertible securities to purchase common stock. Please clarify whether these securities are in addition to cash compensation of $675 per month and provide additional details regarding the number of convertible shares you intend to issue to directors.

Security Ownership of Certain Beneficial Owners and Management, page 17

46.   We note your disclosure on page 17 that the table sets forth information as of August 31, 2005 and your disclosure on page 18 that the table sets forth information as of December 31, 2005. Please reconcile your disclosure and update your disclosure as of a more recent date.

47.   Please revise the table so that it shows the beneficial ownership of common stock held by each of the individuals and entities. Disclosure regarding the portion of the holdings represented by convertible preferred shares should be disclosed by footnote.

48.   Please identify the *natural* persons controlling the shares held by your principal stockholders that are *not* public companies or registered investment companies.

49.   Please disclose the number of shares held by each of your executive officers and directors. We refer to Item 403(b) of Regulation S-B.

50.   Please add separate columns to show the ownership percentages if only the minimum offering is completed and if an amount less than the maximum offering is completed.

Certain Relationships and Related Transactions, page 22

51.   Please revise to provide the names of your promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly from the issuer and the nature and amount of any assets, services or other consideration received or to be received by the registrant. Your disclosure should include a description of any formation transactions. See item 404 of Regulation S-B.

52.   Please expand your disclosure to disclose all preferred shares held by insiders and describe how these shares were acquired.

Additional Information, page 22

53.   We note the second paragraph under this heading. Please note that the prospectus should contain all the material provisions of referenced contracts, agreements and documents of Vsurance and should not be subject to or qualified by information outside of the prospectus. Please revise to omit this paragraph.

Description of Business, page 24

54.   We note the disclosure in Note 1 on page F-8 regarding Vsurance and its subsidiary, Vsurance Insurance Agency, Inc. Please expand your disclosure to briefly describe the company's corporate structure, including all subsidiaries. If relevant, please provide an organization chart.

55.   Please expand your disclosure to clarify whether you rent office space.

56.   We note that upon formation shares were issued to your directors, officers and key suppliers and consultants for cash contributions, software and services. Please expand your disclosure to identify these directors, officers, key suppliers and consultants and the number of shares issued to each. In addition, briefly describe the services contributed.

Business Strategy, page 24

57.   Please expand your disclosure to discuss specifically how you intend to generate revenue across your various businesses. In addition, please discuss your plan of operations and how you plan to implement your business in terms of your schedule for launching various aspects of your business, including pet resource centers, lost and found services, global positioning system technologies and insurance policies. Further, please highlight throughout the prospectus that none of your businesses are operational.

58.   We note your reference to Home Shopping Network, QVC and "a leading pet retailer." Please revise your disclosure to discuss whether you have any agreements with third party retailers.

59.   We note that your strategy is to build a company-owned database of names for harvesting to sell your pet insurance and that delivery channels will include retailers, commercial, government, educational system, medical profession, employee benefit programs, direct marketing, social associations/memberships and possibly HSN and QVC. Please expand your disclosure to clarify how you intend to use these delivery channels and how you plan to access such channels. In addition, please clarify whether your primary strategy for generating revenues is through the sale of insurance or through the sale of pet products. It is unclear from the third paragraph in this section whether you are selling products simply to build a database of pet owners.

60.   With respect to your pet insurance business, please expand your disclosure to clarify whether you intend to fund insurance claims or whether you plan to find underwriters for your policies. If you plan to fund insurance claims, please discuss how you intend to fund these claims in light of your net losses and lack of liquidity.

61.   We note your disclosure on page 24 that Vsurance will market, process and distribute through traditional channels and, additionally, has identified alternative markets and distribution channels to ensure the products are accepted worldwide. Please expand your disclosure to briefly describe these "traditional channels" and "alternative markets and distribution channels."

62.   We note that the company's web-based interactive system has been developed by these principals with a pet health insurance systems programming firm. Please expand your disclosure to briefly describe these "principals" and identify the pet health insurance systems programming firm.

63.   We note the footnote on page 25 referencing online shopping services through an affiliate program with Mega Pet Retailer that offers commissions ranging from 14% to 8% depending on monthly volumes. Please disclose whether you have an agreement with Mega Pet Retailer and describe its material terms. In addition, please discuss whether you have relationships or agreements with any other pet retailers. In addition, please file this agreement as an exhibit or tell us why it does not constitute a material contract.

64.   We note that you plan to apply for a prospective license or acquire a license to become an insurance company in order to begin underwriting the pet and horse health insurance policies. Please expand your disclosure to briefly describe the laws and regulations to which you will be subject as a provider of pet and horse health insurance policies. In addition, please discuss any costs associated with your compliance with these laws and regulations.

Management's Discussion and Analysis, page 27

65.   We note that your plan of operations for the next twelve months is to raise funds through the offering. Please expand your disclosure to provide detailed information about the company's Plan of Operations for the next twelve months in accordance with Item 303(a) of Regulation S-B, including how long you can satisfy your anticipated cash requirements. The discussion of your plan of operation should discuss each step you intend to conduct, the estimated timeline for completion of such item and the estimated costs of completing the step. In addition, please ensure that your disclosure in the Use of Proceeds section is consistent with your disclosure here. For example, we note your statement that the principal use of proceeds will be for working capital purposes. This statement does not appear to be consistent with disclosure found elsewhere that implies that retiring the loan with Samir Financial will be a priority use of proceeds, or your disclosure on page 10 that indicates that less than 10 percent of the proceeds (assuming the sale of 5 million units) will be devoted to working capital.

Liquidity and Capital Resources, page 28

66.   Please expand your disclosure to describe your loan with Samir Financial and its material terms. In addition, please file a copy of the loan agreement as an exhibit to the registration statement.

67.   We note your statement on page 28 that you are completely dependent upon the sale of the maximum offering to implement your business plan and that even if the maximum offering is sold you anticipate having to raise additional capital after twelve months. Please discuss why you have designated a minimum offering amount that does not enable you to implement your business plan. Please expand your disclosure to discuss what portion, if any, of your business plan will be implemented if the minimum offering is sold. Further, please expand your disclosure to discuss the total amount of funds necessary to implement your business plan and discuss why you anticipate you will need to raise additional capital after 12 months even if the maximum offering of $25,000,000 is sold.

Executive Compensation, page 28

68.   Please revise to include a Summary Compensation Table as required by Item 402(b) of Regulation S-B.

Financial Statements and Notes

General

69.   Please continue to monitor the updating requirements of Rule 310(g) of Regulation S-B.

70.   Please revise to comply fully with the disclosure requirements of SFAS 7 paragraph 11a (descriptive caption of accumulated deficit), and paragraph 11d3 (the basis in GAAP for assigning amounts for issuance of equity securities involving noncash considerations).

Report of Independent Registered Public Accounting Firm, page F-2

71.   We noted in the last paragraph of the report refers to the financial position of the Company as of September 30, 2005 rather than December 31, 2005. Please revise to clarify this apparent conflict.

72.   We note your disclosure in Note 8 that the company has not generated any revenues or profit to date which may indicate that the Company will be unable to continue as a going concern. Please explain to us how the accountants were able to conclude that no substantial doubt exists about the Company's ability to continue as a going concern. See Section AU 341 of SAS (SAS Nos. 59 and 64).

Consolidated Statements of Income, page F-

73.   Please explain to us your basis in GAAP for presenting basic net loss per preferred share
        the purpose of the line item "Diluted net income (loss) per common share." Please refer
        to SFAS 128 paragraph 8 relating to basic EPS, and paragraphs 13-16 and 95 relating to
        the consideration of antidilutive effect of potential common shares (e.g., convertible
        preferred stock).

Consolidated Statements of Cash Flows, page F-6

74.   Please explain to us your basis in GAAP for presenting increase in prepaid expenses in
        investing activities rather than operating activities. Also, refer to our comment relating to
        notes payable.

Consolidated Statements of Stockholders' Equity, page F-7

75.   We note the total number of preferred shares is inconsistent with the balance sheet.
        Please revise to clarify this apparent conflict.

76.   For each series of preferred stock, disclose number shares authorized (may also be
        presented in the notes), issued and outstanding, and liquidation value (if any) on face of
        balance sheet; in notes, disclose terms of convertibility, liquidation rights, dividend
        rights, redemption rights and voting rights. Also disclose number of shares issued upon
        conversion, exercise or satisfaction of required conditions during most recent fiscal year
        and subsequent interim period.

77.   For each series of preferred stock, tell us how you accounted for the conversion feature
        and your basis in GAAP for this treatment.   Specifically tell us how you considered
        EITF 00-19 in determining whether your preferred stock contains embedded derivatives
        that you should separate from the host and account for at fair value under SFAS 133.
        Your response should include information regarding the terms of the preferred stock
        agreements and how you analyzed them under paragraphs 12-32 of EITF 00-19 as well as
        whether any of the terms would require net cash settlement.

78.   For equity instruments granted since inception to the date of the most recent balance
        sheet included in the registration statement, please disclose in the notes to the financial
        statements.

        • For each grant date, disclose the number of options or shares granted, the exercise
          price, the fair value of the common stock, and the intrinsic value, if any, per
          option;
        • Disclose whether the valuation used to determine the fair value of the equity
          instruments was contemporaneous or retrospective;
        • Indicate whether or not the valuation was performed by an unrelated third party.

79.   Further to our previous comment, please consider disclosing in the MD&A.

- A discussion of the significant factors, assumptions, and methodologies used in determining fair value.
- A discussion of each significant factor contributing to the difference between fair value as of the date of each grant and the estimated IPO price.
- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Note 1 – Summary of Significant Accounting Policies

Development Stage Company, page F-8

80.   Please disclose the Company's ownership interest in Vsurance Insurance Agency, Inc.

Note 2 – Other Noncurrent Assets, page F-9

81.   We note you have issued shares for equipment and services, and shareholders and a consultant assigned insurance licenses to you without consideration.   Tell us how you considered SAB Topic 5.G, 5.T and 1.B.1in determining how to account for each of these transactions.

Note 2 – Notes Payable, page F-9

82.   With respect to the notes payable, please address the following comments:
- Disclose separately the closing fees and interest cost, when and how you paid for each of these items, and how you reported them in the financial statements.
- Explain to us how you considered recording the note payable equal to the amount of cash proceeds received plus periodic accrual of interest at the stated interest rate.

Note 8 – Going Concern, page F-10

83.   Disclose in detail your viable plan to overcome the Company's financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve-month period following the most recent balance sheet presented. This disclosure should be included as an integral part of both management's plan of operations and the notes to the financial statements. See Section 607.02 of Financial Reporting Codification.

Part II. Information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities, page II-2

84.   We note that you are relying on an exemption from registration provided by Section 4(2) for the issuance of your securities. For each unregistered sale of securities, please revise to describe the services provided or asset contribution where applicable.

85.   We note your disclosure on page II-3 that the equity investment of Albert Grasso and Sara Mirza Trust totaling $500,000 will reduce the loan balance to Samir Financial when and if the loan is repaid when due and the disclosure on page II-6 that the equity investment of the Sara Mirza Trust totaling $300,000 will reduce the loan balance to Samir Financial when and if the loan is repaid when due. Please expand your disclosure to clarify what you mean by these statements.

Item 28. Undertakings, page II-7

86.   Please update this section to include the new undertakings that went into effect December 1, 2005. We refer to Item 512 of Regulation S-B.

Signatures

87.   Please identify your chief financial officer and your chief accounting officer as required by the Instructions to Form SB-2.

Legal Opinion

88.   Please provide us with a revised legal opinion that addresses the legality of the units being offered as well as the legality of the shares and warrants underlying the units. The current opinion speaks only of shares issuable upon exercise of the warrants and shares already issued and outstanding but does not address the legality of the securities being offered by the registration statement.

Exhibit 99.1

89.   It appears that you have filed the subscription agreement used in connection with a private offering of common shares for $0.50 per share rather than the subscription agreement pertaining to the proposed offering. Please file the appropriate subscription agreement with your next amendment.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)